Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009(2)	2010	2011	2011(2)	2012(2)
(dollars in thousands)						(unaudited)
Net income (loss)	$45,551	$10,360	$(55,823)	$(40,198)	$8,612	$(13,164)	$(22,825)
Income tax expense (benefit)	37,283	14,487	(36,146)	(23,213)	6,919	(4,745)	(21,117)
Fixed charges	224,932	230,078	263,011	253,569	239,477	60,992	57,529

Earnings	307,766	254,925	171,042	190,158	255,008	43,083	13,587

Interest expense, net	158,609	156,716	191,455	185,517	170,524	43,588	39,856
Rent under leases representative of an interest factor ( 1/3)	66,323	73,362	71,556	68,052	68,953	17,404	17,673
Preferred dividends	0	0	0	0	0	0	0

Fixed Charges	224,932	230,078	263,011	253,569	239,477	60,992	57,529

Ratio of earnings to fixed charges	1.4x	1.1x	0.7x	0.7x	1.1x	0.7 x	0.2x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the year ended December 31, 2010 and 2009 and the three months ended March 31, 2012 and 2011, earnings were insufficient to cover fixed charges by $63.4 million and $92.0 million and $43.9 million and $17.9 million, respectively.